Exhibit 99.3

ASX/NASDAQ Release

PERTH AUSTRALIA, November 17 2015

2015 ANNUAL GENERAL MEETING RESULTS

MOKO Social Media (NASDAQ:MOKO – ASX:MKB) advises that the following resolutions were considered at the Annual General Meeting on November 17 2015 and passed by the requisite majorities:

MOKO SOCIAL MEDIA LIMITED ABN 35 111 082 485 ASX: MKB NASDAQ: MOKO Alexandria VA New York NY Perth Australia MOKOsocialmedia.com contact@MOKO.mobi

RESOLUTIONS DECIDED ON A POLL:

Resolution 1 (Advisory):	Adoption of the Remuneration Report
Resolution 2 (Ordinary):	Re-Election of Greg McCann
Resolution 3 (Ordinary):	Re-Election of Leo Hindery Jr
Resolution 5 (Ordinary):	Re-Election of Diana Rhoten
Resolution 6 (Ordinary):	Re-Election of Emma Waldon
Resolution 7 (Ordinary):	Increase in Non-Executive Director Fees Cap
Resolution 8 (Ordinary):	Grant of Options to Ian Rodwell
Resolution 9 (Ordinary):	Grant of Options to Mark Hauser
Resolution 10 (Ordinary):	Grant of Options to Leo Hindery Jr
Resolution 12 (Ordinary):	Grant of Options to Diana Rhoten
Resolution 13 (Ordinary):	Grant of Options to Emma Waldon
Resolution 14 (Ordinary):	Ratification of Prior Issues of Securities
Resolution 15 (Ordinary):	Approval of Capital Raising
Resolution 16 (Special):	Approval of 10% Placement Capacity

RESOLUTIONS WITHDRAWN:

Resolution 4 (Ordinary):	Re-Election of Jeff White
Resolution 11 (Ordinary):	Grant of Options to Jeff White

A summary of the proxy votes and the number of votes cast on each poll is attached, in accordance with Listing Rule 3.13.2 and as required by Section 251AA(2) of the Corporations Act 2001 (Cth).

Emma Waldon

Company Secretary and Director

MOKO SOCIAL MEDIA LIMITED	RESULT OF GENERAL MEETING
(ASX REPORT)
ANNUAL GENERAL MEETING
Tuesday, 17 November, 2015

As required by section 251AA(2) of the Corporations Act 2001 (Commonwealth) the following statistics are provided in respect of each resolution on the agenda.

		Manner in which the securityholder directed the proxy vote				Manner in which votes were cast in person or by proxy
		(as at proxy close):				on a poll (where applicable)
Resolution		Votes	Votes	Votes	Votes	For	Against	Abstain **
		For	Against	Discretionary	Abstain

01	ADOPTION OF THE REMUNERATION REPORT	151,894,372	2,663,674	168,301,107	19,412	345,994,934	10,204,630	19,412

02	RE-ELECTION OF DIRECTOR GREG MCCANN	168,394,053	1,011,506	169,449,432	18,018	381,788,359	2,099,960	18,018

03	RE-ELECTION OF DIRECTOR LEO HINDERY JR	169,656,419	897,140	168,301,432	18,018	382,991,179	897,140	18,018

04	RE-ELECTION OF DIRECTOR JEFF WHITE	Resolution withdrawn	Resolution withdrawn	Resolution withdrawn	Resolution withdrawn	Resolution withdrawn	Resolution withdrawn	Resolution withdrawn

05	RE-ELECTION OF DIRECTOR DIANA RHOTEN	169,651,696	901,863	168,301,432	18,018	382,986,456	901,863	18,018

06	RE-ELECTION OF DIRECTOR EMMA WALDON	168,852,478	901,081	168,301,432	818,018	380,517,238	901,081	18,018

07	INCREASE IN NON-EXECUTIVE DIRECTOR FEES CAP	152,189,906	2,358,640	168,301,107	28,912	343,266,968	12,573,096	378,912

08	GRANT OF OPTIONS TO IAN RODWELL, CHIEF	145,289,229	9,280,317	168,301,107	7,912	228,350,484	20,970,273	106,898,219
	EXECUTIVE OFFICER

09	GRANT OF OPTIONS TO MARK HAUSER, NON-	144,855,076	8,780,317	169,211,260	31,912	337,525,293	17,523,317	1,170,366
	EXECUTIVE DIRECTOR

10	GRANT OF OPTIONS TO LEO HINDERY JR, NON-	151,276,526	3,293,020	168,301,107	7,912	343,036,590	12,036,020	1,146,366
	EXECUTIVE DIRECTOR

11	GRANT OF OPTIONS TO JEFF WHITE, NON-	Resolution withdrawn	Resolution withdrawn	Resolution withdrawn	Resolution withdrawn	Resolution withdrawn	Resolution withdrawn	Resolution withdrawn
	EXECUTIVE DIRECTOR

** - Note that votes relating to a person who abstains on an item are not counted in determining whether or not the required majority of votes were cast for or against that item

Printed: 17/11/2015 12:30:48PM	This report was produced from the Link Market Services AGM System v2007	Page 1 of 2

MOKO SOCIAL MEDIA LIMITED	RESULT OF GENERAL MEETING
(ASX REPORT)
ANNUAL GENERAL MEETING
Tuesday, 17 November, 2015

As required by section 251AA(2) of the Corporations Act 2001 (Commonwealth) the following statistics are provided in respect of each resolution on the agenda.

		Manner in which the securityholder directed the proxy vote				Manner in which votes were cast in person or by proxy
		(as at proxy close):				on a poll (where applicable)
Resolution		Votes	Votes	Votes	Votes	For	Against	Abstain **
		For	Against	Discretionary	Abstain

12	GRANT OF OPTIONS TO DIANA RHOTEN, NON-	151,270,562	3,298,984	168,301,107	7,912	343,030,626	12,041,984	1,146,366
	EXECUTIVE DIRECTOR

13	GRANT OF OPTIONS TO EMMA WALDON, NON-	151,180,562	3,388,898	168,301,193	7,912	342,343,756	12,728,854	1,146,366
	EXECUTIVE DIRECTOR

14	RATIFICATION OF PRIOR ISSUE OF SECURITIES	168,972,666	1,551,142	168,301,107	48,094	381,710,145	2,148,098	48,094

15	APPROVAL OF CAPITAL RAISING	168,998,274	1,566,667	168,300,130	7,938	382,331,732	1,566,667	7,938

16	APPROVAL OF 10% PLACEMENT CAPACITY	168,921,143	1,606,421	168,301,107	44,338	382,255,578	1,606,421	44,338

** - Note that votes relating to a person who abstains on an item are not counted in determining whether or not the required majority of votes were cast for or against that item

Printed: 17/11/2015 12:30:48PM	This report was produced from the Link Market Services AGM System v2007	Page 2 of 2